UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 SCHEDULE 13D/A
                                (Amendment No. 2)
                                (Final Amendment)

                    Under the Securities Exchange Act Of 1934


                             Repap Enterprises Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    76026M309
                                 (CUSIP Number)

Reko Aalto-Setala                                    with copies to:
General Counsel                                      Timothy B. Goodell, Esq.
UPM-Kymmene Corporation                              White & Case LLP
Etelaesplanadi 2                                     1155 Avenue of the Americas
P.O. Box 380                                         New York, NY 10036
FIN-00101 Helsinki, Finland                         (212) 819-8200
358-204-15-111

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 16, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

CUSIP No. 76026M309
================================================================================

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         UPM-Kymmene Corporation         I.R.S. Identification No.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  ( )
                                                                       (b)  ( )
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           ( )
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Finland
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON
WITH                                        0
                                    --------------------------------------------
                                     8      SHARED VOTING POWER

                                            0
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER

                                            0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

SCHEDULE 13D

     This Amendment No. 2 (Final Amendment) amends and supplements the Schedule 13D filed on September 7, 2000 by UPM-Kymmene Corporation ("UPM"), as amended by Amendment No. 1 dated September 12, 2000, in relation to the common shares (the "Common Shares") of Repap Enterprises Inc., a corporation organized under the laws of Canada ("Repap").

Item 2.  Identity and Background

     Item 2(a)-(c); (f) is hereby amended by adding the following as the fifth paragraph thereof:

     "On October 16, 2000 the Amalgamation was effected pursuant to the terms of the Acquisition Agreement. At the effective time of the Amalgamation the following occurred: (i) the common shares of Acquireco were converted into all of the common shares of Amalco; (ii) all of the Common Shares owned by UPM were canceled; and (iii) all of the Common Shares (other than those owned by UPM) were converted into special shares which were immediately transferred to a wholly-owned subsidiary of UPM in accordance with the terms of the special shares. In accordance with the Acquisition Agreement, UPM paid to Montreal Trust Company of Canada the aggregate consideration payable to the former holders of the Common Shares. Immediately following the Amalgamation, a wholly-owned subsidiary of UPM acquired the Preferred Shares from Petty in accordance with the Petty Agreement."

Item 5.  Interest in Securities of the Issuer

     Item 5(a) is hereby amended by adding the following as the second paragraph thereof:

     "At the effective time of the Amalgamation the following occurred: (i) the common shares of Acquireco were converted into all of the common shares of Amalco, (ii) all of the Common Shares owned by UPM were canceled; and (iii) all of the Common Shares (other than those owned by UPM) were converted into special shares which were immediately transferred to a wholly-owned subsidiary of UPM. As a result of the foregoing, there are no longer any Common Shares to be beneficially owned by UPM."

     Item 5(b) is hereby amended by adding the following as the second paragraph thereof:

     "At the effective time of the Amalgamation the following occurred: (i) the common shares of Acquireco were converted into all of the common shares of Amalco; (ii) all of the Common Shares owned by UPM were canceled; and (iii) all of the Common Shares (other than those owned by UPM) were converted into special shares which were immediately transferred to a wholly-owned subsidiary of UPM in accordance with the terms of the special shares. As a result of the foregoing, there are no longer any Common Shares to be voted or disposed of."

Item 7.  Material to be filed as Exhibits

     Item 7 is hereby amended by adding the following thereto:

     "8. Joint Press Release, dated October 16, 2000 issued by UPM-Kymmene Corporation."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 16, 2000

                                           UPM-KYMMENE CORPORATION

                                           By: /s/ Reko-Aalto-Setala
                                              ----------------------------------
                                              Name:  Reko Aalto-Setala
                                              Title: General Counsel


                                          By: /s/ Jaakko Palsanen
                                              ----------------------------------
                                              Name: Jaakko Palsanen
                                              Title:   Vice President

The following table sets forth for the executive  officers and directors of UPM:
(i) the name of each such person; and (ii) the present principal occupation or employment of each such person. The principal business address of UPM and the current business address for each of its officers and directors is UPM-Kymmene Corporation, Etelaesplanadi 2, P.O. Box 380, FIN-00101, Helsinki, Finland.

           Executive Officers and Directors of UPM-Kymmene Corporation

                                   Present principal occupation or employment
Name/Position                      and name of employer
--------------------------------------------------------------------------------

Tauno Matomaki                    Chairman of the Board of UPM-Kymmene
                                  Corporation

Jouko K. Leskinen                 Vice Chairman of the Board of UPM-Kymmene
                                  Corporation; President and Chief Executive
                                  Officer of Sampo Group

Gustaf Serlachius                 Vice Chairman of the Board and Director of
                                  UPM-Kymmene Corporation; Chairman of the
                                  Administrative Board and Management of the Gosta Serlachius Fine Arts Foundation

Carl H. Amon III                  Director of UPM-Kymmene Corporation; Partner
                                  of White & Case LLP

L.J. Jouhki                       Director of UPM-Kymmene Corporation; Managing
                                  Partner of Thom Companies

Anton Lenstra                     Director of UPM-Kymmene Corporation; Executive
                                  Vice President of Unilever N.V.

Juha Niemela                      President and Chief Executive Officer of
                                  UPM-Kymmene Corporation

Jorma Ollila                      Director of UPM-Kymmene Corporation; Chairman
                                  and Chief Executive Officer of Nokia
                                  Corporation

Vesa Vainio                       Director of UPM-Kymmene Corporation; Chairman
                                  of Nordic Baltic Holding

Matti Kavetvuo                    Director of UPM-Kymmene Corporation; President
                                  and CEO of Pohjola Group Insurance Corporation

Martti Ahtisaari                  Director of UPM-Kymmene Corporation; Former
                                  President of the Republic of Finland

Martin Granholm                   Executive Vice President of UPM-Kymmene
                                  Corporation

Jan-Henrik Kulp                   Chief Financial Officer of UPM-Kymmene
                                  Corporation

Heikki Sara                       Senior Vice President, Resources, of
                                  UPM-Kymmene Corporation

Kari Toikka                       Senior Vice President, Investor Relations and
                                  Administration, of UPM-Kymmene Corporation

Pentti Kallio                     President, Converting Materials, UPM-Kymmene
                                  Corporation

Ismo Lepola                       President, Magazine Papers, of UPM-Kymmene
                                  Corporation

Matti J. Lindahl                  President, Fine Papers, of UPM-Kymmene
                                  Corporation

Kari Makkonen                     President, Wood Materials, of UPM-Kymmene
                                  Corporation

                                  EXHIBIT INDEX

     The Exhibit Index is hereby amended and restated to read in its entirety as follows:

"1.  Joint  Press  Release,   dated  August  29,  2000,  issued  by  UPM-Kymmene
     Corporation and Repap Enterprises, Inc.

2.   Acquisition   Agreement   dated  August  28,  2000,   between   UPM-Kymmene
     Corporation and Repap Enterprises Inc.

3. Option Agreement dated August 28, 2000, between UPM-Kymmene Corporation and Repap Enterprises Inc.

4. Letter Agreement dated August 28, 2000, between UPM-Kymmene Corporation and the Third Avenue Trust, for the Third Avenue Value Fund Series and the Third Avenue Small Cap Value Fund Series.

5. Letter Agreement dated August 28, 2000, between UPM-Kymmene Corporation and TD Asset Management Inc.

6.   Amending   Agreement   dated  September  12,  2000,   between   UPM-Kymmene
     Corporation and Repap Enterprises Inc.

7. Support Agreement dated September 12, 2000, between UPM-Kymmene Corporation and George S. Petty Management Ltd. and 1211423 Ontario Inc.

8.   Joint  Press  Release,   dated  October  16,  2000  issued  by  UPM-Kymmene
     Corporation."